Exhibit (a)(20)

August 30, 2006

Mr. A.D. Frazier

Chairman of the Board

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Fax No. (727) 622-4151

Mr. John Bekkers

President and Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E.

Atlanta, Georgia 30346

Fax No. (770) 393-5338

Gentlemen:

We appreciate receiving the letter yesterday from A.D. Frazier. It’s unfortunate that it was necessary to make public our proposal, but as we noted in prior communications we did so to preserve our flexibility in light of the deadline contained in Gold Kist’s by-laws to submit shareholder proposals and director nominations.

As we have stated before, we believe a negotiated transaction with you and your Board of Directors is the preferable course of action for our respective shareholders, employees, business partners and other constituencies. We are willing to keep our conversations with you out of the public marketplace for a reasonable period of time, as long as we believe we are making satisfactory progress on negotiating an acceptable confidentiality agreement and otherwise working toward a mutually agreeable transaction.

As we discussed in our meeting on July 25, 2006, Pilgrim’s Pride has already made substantial movement in its indications of interest from the $17.50 per share all cash proposal in our letter dated February 23, 2006 to the $20.00 per share proposal we announced publicly on August 18, 2006. As we stated in our meeting on July 25, 2006, while we believe $20.00 per share is a full valuation, we reiterate our further statements that if, during the due diligence period, you and your team can help us quantify synergies in excess of the $50 million that are already factored into our $20.00 per share proposal, we will consider sharing additional value with Gold Kist’s stockholders.

It is still our intention to negotiate a merger agreement with you during a diligence period with a goal of signing and announcing a strategic combination no later than the end of September 2006. Toward that end, we would like to execute a mutually agreeable confidentiality agreement as quickly as possible. Per your suggestion, we request that you send your proposed form of confidentiality agreement by the close of business on Friday, September 1, 2006.

We look forward to hearing from you.

Sincerely,

PILGRIM’S PRIDE CORPORATION

/s/    O.B. Goolsby, Jr.

O.B. Goolsby, Jr.

President and Chief Executive Officer